UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  February 2006

                                Barclays PLC and
                                Barclays Bank PLC
                             (Names of Registrants)

                                1 Churchill Place
                                 London E14 5HP
                                     England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX




1.      Director/PDMR Shareholding dated 04 January 2006
2.      Director/PDMR Shareholding dated 06 January 2006
3.      Director/PDMR Shareholding dated 10 January 2006
4.      Director/PDMR Shareholding dated 17 January 2006
5       Blocklisting Interim Review dated 18 January 2006
6.      Blocklisting Interim Review dated 18 January 2006
7.      Blocklisting Interim Review dated 18 January 2006
8.      Blocklisting Interim Review dated 18 January 2006
9.      Blocklisting Interim Review dated 18 January 2006
10.     Publication of Prospectus dated 18 January 2006
11.     Publication of Prospectus dated 19 January 2006
12.     Director/PDMR Shareholding dated 24 January 2006

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 01, 2006                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: February 01, 2006                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1.

                                                                4 January 2006


   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 3 January 2006 that it had on 28 December 2005 exercised its discretion and released a total of 13,962 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 147,145,847 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 2.

                                                                 6 January 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

Barclays PLC was notified on 5 January 2006 that on 23 December 2005 Mr G A Hoffman, a Director, exercised options granted under the Barclays PLC 1991 SAYE Share Option Scheme and received 1,008 ordinary shares in Barclays PLC at a price of 308.00p per share.

The revised total shareholding for Mr G A Hoffman following this transaction is as follows:

Director             Beneficial Holding          Non Beneficial Holding

Mr G A Hoffman       173,716                     -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 147,145,847 ordinary shares in Barclays PLC. Mr G A Hoffman is amongst the potential beneficiaries under these trusts and is therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 3.


                                                                 10 January 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The trustee of the Barclays Group Sharepurchase Plan, an Inland Revenue approved all-employee share plan, informed the Company on 9 January 2006 that it had on 9 January 2006 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 623.00p per share:

Director/PDMR           Number of Shares
Mr G A Hoffman          20
Mr D L Roberts          20
Mr J S Varley           20
Mr L C Dickinson        16
Mr M Merson             20

The Barclays Group Sharepurchase Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 9 January 2006 for each director/PDMR above includes the Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director                Beneficial Holding           Non Beneficial Holding
Mr G A Hoffman          173,736                      -
Mr D L Roberts          77,039                       -
Mr J S Varley           360,075                      -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 147,145,847 ordinary shares in Barclays PLC. Mr G A Hoffman, Mr D L Roberts and Mr J S Varley are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 4.

                                                                 17 January 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 16 January 2006 that it had on 12 January 2006 exercised its discretion and released a total of 4,726 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 147,141,121 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 5.

                     BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To:       The FSA

Date:     13 JANUARY 2006



1. Name of applicant:

   BARCLAYS PLC



2. Name of scheme

   BARCLAYS INCENTIVE SHARE OPTION PLAN


3. Period of return:

From                          To

10.07.05                      09.01.06


4. Balance under scheme from previous return:

   1,332 ORDINARY SHARES OF 0.25P EACH


5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

   7,500,000 ORDINARY SHARES OF 0.25P EACH ON 21.01.05


6. Number of securities issued/allotted under scheme during period:

   5,752,824 ORDINARY SHARES OF 0.25P EACH


7. Balance under scheme not yet issued / allotted at end of period

   1,748,508 ORDINARY SHARES OF 0.25P EACH


8. Number and class of securities originally listed and the date of admission

     600,000 ORDINARY SHARES OF GBP1 ON 06.10.99
     750,000 ORDINARY SHARES OF GBP1 ON 09.11.01
   2,340,300 ORDINARY SHARES OF 0.25P EACH ON 29.04.02
   2,000,000 ORDINARY SHARES OF 0.25P EACH ON 10.07.03
   2,500,000 ORDINARY SHARES OF 0.25P EACH ON 22.07.04
   2,000,000 ORDINARY SHARES OF 0.25P EACH ON 04.11.04
     500,000 ORDINARY SHARES OF 0.25P EACH ON 16.08.05
   2,000,000 ORDINARY SHARES OF 0.25P EACH ON 31.08.05
   5,000,000 ORDINARY SHARES OF 0.25P EACH ON 28.11.05


9. Total number of securities in issue at the end of the period

   6,490,647,942


Name of contact                         MARIE SMITH



Address of contact                      1 CHURCHILL PLACE, LONDON E14 5HP



Telephone number of contact             020 7116 2907



Signed by

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

BARCLAYS PLC

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit 6.

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To:  The FSA

Date:  13 JANUARY 2006


1. Name of applicant:

BARCLAYS PLC



2. Name of scheme

WOOLWICH EXECUTIVE SHARE OPTION PLAN (ESOP)



3. Period of return:

From     10.07.05     To   09.01.06


4. Balance under scheme from previous return:

476,639 ORDINARY SHARES OF 0.25P EACH

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

1,000,000 ORDINARY SHARES OF 0.25P EACH

6. Number of securities issued/allotted under scheme during period:

609,421 ORDINARY SHARES OF 0.25P EACH

7. Balance under scheme not yet issued / allotted at end of period

867,218 ORDINARY SHARES OF 0.25P EACH

8. Number and class of securities originally listed and the date of admission

600,000 ORDINARY SHARES OF GBP1 ON 06.10.99
750,000 ORDINARY SHARES OF GBP1 ON 09.11.01
2,340,300 ORDINARY SHARES OF 0.25P EACH ON 29.04.02
2,000,000 ORDINARY SHARES OF 0.25P EACH ON 10.07.03
5,000,000 ORDINARY SHARES OF 0.25P EACH ON 12.11.03
500,000 ORDINARY SHARES OF 0.25P EACH ON 31.08.05
500,000 ORDINARY SHARES OF 0.25P EACH ON 28.11.05


9. Total number of securities in issue at the end of the period

6,490,647,942


Name of contact

MARIE SMITH

Address of contact

1 CHURCHILL PLACE, LONDON E14 5HP

Telephone number of contact

020 7116 2907


Signed by

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

BARCLAYS PLC

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit 7.

                      BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To:  The FSA

Date:    13 JANUARY 2006


1. Name of applicant:

BARCLAYS PLC



2. Name of scheme

RENEWAL 1981 & 1991 SAYE SHARE OPTION SCHEME



3. Period of return:

From      10.07.05         To     09.01.06


4. Balance under scheme from previous return:

3,118,595 ORDINARY SHARES OF 0.25P EACH



5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

25,000,000 ORDINARY SHARES OF 0.25P EACH


6. Number of securities issued/allotted under scheme during period:

21,836,186 ORDINARY SHARES OF 0.25P EACH


7. Balance under scheme not yet issued / allotted at end of period

6,282,409 ORDINARY SHARES OF 0.25P EACH

8. Number and class of securities originally listed and the date of admission


  9,000,000 ORDINARY SHARES OF GBP1 ON 26.10.00
  9,000,000 ORDINARY SHARES OF GBP1 ON 09.11.01
  7,334,244 ORDINARY SHARES OF 0.25P EACH ON 29.04.02
 20,000,000 ORDINARY SHARES OF 0.25P EACH ON 05.11.02
 25,000,000 ORDINARY SHARES OF 0.25P EACH ON 10.07.03
  3,000,000 ORDINARY SHARES OF 0.25P EACH ON 22.09.03
 25,000,000 ORDINARY SHARES OF 0.25P EACH ON 22.07.04
 25,000,000 ORDINARY SHARES OF 0.25P EACH ON 28.10.05

9. Total number of securities in issue at the end of the period

6,490,647,942


Name of contact

MARIE SMITH

Address of contact

1 CHURCHILL PLACE, LONDON E14 5HP

Telephone number of contact

020 7116 2907


Signed by

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

BARCLAYS PLC
Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit 8.

                      BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To:       The FSA

Date:     13 JANUARY 2006



1. Name of applicant:

   BARCLAYS PLC



2. Name of scheme

   WOOLWICH SAYE SHARE OPTION SCHEME



3. Period of return:

From                          To

10.07.05                      09.01.06


4. Balance under scheme from previous return:

   830,163 ORDINARY SHARES OF 0.25P EACH



5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

   0


6. Number of securities issued/allotted under scheme during period:

   20,770 ORDINARY SHARES OF 0.25P EACH



7. Balance under scheme not yet issued / allotted at end of period

   809,393 ORDINARY SHARES OF 0.25P EACH


8. Number and class of securities originally listed and the date of admission

     500,000 ORDINARY SHARES OF GBP1 ON 26.10.00
   1,822,748 ORDINARY SHARES OF 0.25P EACH ON 29.04.02


9. Total number of securities in issue at the end of the period

   6,490,647,942


Name of contact                         MARIE SMITH



Address of contact                      1 CHURCHILL PLACE, LONDON E14 5HP



Telephone number of contact             020 7116 2907



Signed by

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

BARCLAYS PLC

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit 9.

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To:  The FSA

Date:  13 JANUARY 2006


1. Name of applicant:

BARCLAYS PLC



2. Name of scheme

RENEWED 1986 EXECUTIVE SHARE OPTION SCHEME



3. Period of return:

From     10.07.05     To   09.01.06


4. Balance under scheme from previous return:

480,774 ORDINARY SHARES OF 0.25P EACH

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

1,500,000 ORDINARY SHARES OF 0.25P EACH

6. Number of securities issued/allotted under scheme during period:

1,133,894 ORDINARY SHARES OF 0.25P EACH

7. Balance under scheme not yet issued / allotted at end of period

846,880 ORDINARY SHARES OF 0.25P EACH

8. Number and class of securities originally listed and the date of admission

600,000 ORDINARY SHARES OF GBP1 ON 06.10.99
750,000 ORDINARY SHARES OF GBP1 ON 09.11.01
2,340,300 ORDINARY SHARES OF 0.25P EACH ON 29.04.02
2,000,000 ORDINARY SHARES OF 0.25P EACH ON 12.11.03
500,000 ORDINARY SHARES OF 0.25P EACH ON 31.08.05
1,000,000 ORDINARY SHARES OF 0.25P EACH ON 28.11.05

9. Total number of securities in issue at the end of the period

6,490,647,942


Name of contact

MARIE SMITH

Address of contact

1 CHURCHILL PLACE, LONDON E14 5HP

Telephone number of contact

020 7116 2907


Signed by

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

BARCLAYS PLC

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit 10.
                             Barclays Bank PLC



                                                                 18 January 2006



Publication of Prospectus



The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:



Base Prospectus Supplement dated 13 January 2006 for the Barclays Bank PLC GBP20,000,000,000 Debt Issuance Programme



To view the full document, please paste the following URL into the address bar of your browser.



http://www.rns-pdf.londonstockexchange.com/rns/1221x_-2006-1-18.pdf






For further information, please contact



Barclays Treasury

1 Churchill Place

Canary Wharf

London  E14 5HP





DISCLAIMER - INTENDED ADDRESSEES



Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.



Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 11.
                              Barclays Bank PLC

                                                                 19 January 2006

Publication of Final Terms


The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of EUR1,250,000,000 Callable Floating Rate Subordinated Notes due 2016 under the Barclays Bank PLC GBP20,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1967x_-2006-1-19.pdf


For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus dated 16 August 2005 for the Barclays Bank PLC GBP20,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 12.

                                                                 24 January 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 23 January 2006 that it had on 17 January 2006 exercised its discretion and released a total of 4,489 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 147,136,632 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.